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January 19, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jay Ingram, Esq.
               Mail Stop 4561


Re:      NS8 Corporation (the "Company")
         Registration Statement on Form SB-2/A
         File No. 333-130305
         Filed on October 24, 2006

         Form 10-QSB for the quarter period ended June 30, 2006 Filed on December 4, 2006


Dear Mr. Ingram:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 to the Company's Quarterly Report on 10-QSB for the quarter ended June 30, 2006 (the "Form 10-QSB" or the "Periodic Report").

By letter dated December 22, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Periodic Report. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

FORM 10-QSB/A FOR THE QUARTER ENDED JUNE 30, 2006

1. The disclosure in Item 3 continues to be vague as it relates to weaknesses concerning the manner in which you "accounted for the variable conversion rate and the embedded put option of certain of our convertible notes payable". Revise to provide an insightful description of the accounting errors and the nature of the material weaknesses in you internal controls that led to those errors. Also revise to disclose the specific steps that the company has taken, if any to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

The Company has made revisions to the Form 10-QSB in accordance with the Staff's comments.


Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                             Very truly yours,

                                             /s/ Louis A. Brilleman
                                             ----------------------
                                             Louis A. Brilleman